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                                                   ----------------------------
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                                                    Expires:  December 31, 1997
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                                                    hours per response....14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              MONACO FINANCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Class A Common Stock and Class B Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   608868-105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Cathryn L. Porter, Chief General Counsel
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 608868-105                                         Page 2 of 16 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Pacific USA Holdings Corp.
                    IRS Identification No. 75-2255876
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
  NUMBER OF     --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
    EACH        --------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH          0
                --------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000 shares of Class A Common Stock (See Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 608868-105                                         Page 3 of 16 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Pacific Electric Wire & Cable Co., Ltd.
                    IRS Identification No. -- N/A -- Foreign Corporation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Taiwan, Republic of China
------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
  NUMBER OF     --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            0
    EACH        --------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH          0
                --------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 608868-105                                         Page 4 of 16 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Consumer Finance Holdings, Inc.
                    IRS Identification No.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
  NUMBER OF     --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            0
    EACH        --------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH          0
                --------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         This Statement relates to the Class A common stock, $.01 par value of Monaco Finance, Inc., a Colorado corporation (the "Issuer" or "Monaco"). The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 5060, Denver, Colorado, 80202.

2.       Identity and Background.

         (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric") and Consumer Finance Holdings, Inc., a Nevada corporation ("Consumer"). Pacific is a 93.5% owned subsidiary of Pacific Electric and Consumer is a wholly-owned subsidiary of Pacific. The executive officers and directors of Pacific, Pacific Electric and Consumer are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Pacific, Pacific Electric or Consumer, or any of its executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is required to be filed by such persons.

         (b) Business Address: The business address of Pacific and Consumer is 5999 Summerside Drive, Suite 112, Dallas, Texas 75252. The business address of Pacific Electric is 4th Fl., 285, Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Pacific's, Pacific Electric's and Consumer's respective executive officers and directors are set forth in Item 2(c) of this Statement.

         (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. Consumer is a holding company engaged in consumer finance. The present principal occupation or employment of Pacific's, Pacific Electric's and Consumer's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

                          Board of Directors of Pacific

----------------------------------------------------------------------------------------------------------------------------------
 Name                          Business Address                             Present Principal                        Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh             Pacific Electric Wire & Cable Co., Ltd.             Chairman of the Board               Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire Cable
                        Section 4                                           Co., Ltd.
                        Taipei, Taiwan, Republic of China
-----------------------------------------------------------------------------------------------------------------------------------

Sun Tao-tsun            Pacific Electric Wire & Cable Co., Ltd.             President                           Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire &
                        Section 4                                           Cable Co., Ltd.
                        Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu            Pacific Electric Wire & Cable Co., Ltd.             Executive Vice President            Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                and Chief Financial Officer
                        Section 4                                           Pacific Electric Wire &
                        Taipei, Taiwan, Republic of China                   Cable Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean            Pacific Electric Wire & Cable Co., Ltd.             Vice President                      Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire Cable
                        Section 4                                           Co., Ltd.
                        Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun          c/o Pacific USA Holdings Corp                       Vice President, Pacific             Taiwan, ROC
                        5999 Summerside Drive, #112                         Electric Wire & Cable Co.,
                        Dallas, Texas 75252                                 Ltd., and Executive
                                                                            Assistant: Office of the
                                                                            Chairman
                                                                            Pacific USA Holdings
                                                                            Corp.
----------------------------------------------------------------------------------------------------------------------------------
Larry D.                c/o Pacific USA Holdings Corp                       Chief Executive Officer             United States
Horner                  5999 Summerside Drive, #112                         PUSA Investment
                        Dallas, Texas 75252                                 Company
----------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley         c/o Pacific USA Holdings Corp                       Chief Executive Officer             United States
                        5999 Summerside Drive, #112                         Pacific USA Holdings
                        Dallas, Texas 75252                                 Corp.
----------------------------------------------------------------------------------------------------------------------------------

                     Board of Directors of Pacific Electric

----------------------------------------------------------------------------------------------------------------------------------
 Name                         Business Address                              Present Principal                    Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh              c/o Pacific USA Holdings Corp                      Chairman of the Board               Taiwan, ROC
                         5999 Summerside Drive, #112                        Pacific Electric Wire Cable
                         Dallas, Texas 75252                                Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Lee Yu-tien              Pacific Electric Wire & Cable Co., Ltd.            Vice Board Chairman                 Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Chen Shu-            Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
chuan                    4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Cheng I-chou             Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Chiao Ting-piao          Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun             Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu             Pacific Electric Wire & Cable Co., Ltd.            Executive Vice President            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               and Chief Financial Officer
                         Section 4                                          Pacific Electric Wire &
                         Taipei, Taiwan, Republic of China                  Cable Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Lee Chao-chun            Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire Cable
                         Section 4                                          Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Liu Wei-kang             Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun           c/o Pacific USA Holdings Corp                      Executive Assistant: Office         Taiwan, ROC
                         5999 Summerside Drive, #112                        of the Chairman Pacific
                         Dallas, Texas 75252                                USA Holdings Corp.
----------------------------------------------------------------------------------------------------------------------------------
Lee Ta-jen               Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Chiao Yu-chi             Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-chi              Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Cheng Chao-              Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
chun                     4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-heng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Yuan Pei-yu              Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Systems, Inc.
                         Section 4
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
H. Baba                  c/o Pacific Electric Wire & Cable Co.,             Sumitomo Electric Ind.,             Japan
                         Ltd.                                               Ltd: c/o Pacific Electric
                         4th Fl., 285, Chung Hsiao East Road,               Wire & Cable Co., Ltd.
                         Section 4                                          4th Fl., 285, Chung Hsiao
                         Taipei, Taiwan, Republic of China                  East Road,
                                                                            Section 4
                                                                            Taipei, Taiwan, Republic
                                                                            of China
----------------------------------------------------------------------------------------------------------------------------------
Chang-Min-               Pacific Electric Wire & Cable Co., Ltd.            Chairman                            Taiwan, ROC
chiang                   4th Fl., 285, Chung Hsiao East Road,               Greenbay Entertainment
                         Section 4                                          Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tony Yuan                Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Hsiu-chun           Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Kao Ching-chu            Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Chin Yung                Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Hsiu-shing          Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

                         Board of Directors of Consumer

----------------------------------------------------------------------------------------------------------------------------------
 Name                         Business Address                              Present Principal                    Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley          c/o Pacific USA Holdings Corp.                    CEO                                  USA
                         5999 Summerside Drive #112                        Pacific USA Holdings
                         Dallas, Texas 75252                               Corp.
----------------------------------------------------------------------------------------------------------------------------------


                          Executive Officers of Pacific

----------------------------------------------------------------------------------------------------------------------------------
    Name                           Business Address                         Present Principal                   Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Larry D. Horner          c/o Pacific USA Holdings Corp                      Chairman of the Board of            United States
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp., CEO of PUSA
                                                                            Investment Corp.
----------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley          c/o Pacific USA Holdings Corp                      Chief Executive Officer             United States
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------
Michael K.               c/o Pacific USA Holdings Corp                      Chief Financial Officer             United States
McCraw                   5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------
Cathryn L.               c/o Pacific USA Holdings Corp                      Chief General Counsel               United States
Porter                   3200 Southwest Freeway                             Pacific USA Holdings
                         Suite 1220                                         Corp.
                         Houston, Texas 77027
----------------------------------------------------------------------------------------------------------------------------------
Kristie A. Lipes         c/o Pacific USA Holdings Corp                      Chief Administrative                United States
                         5999 Summerside Drive, #112                        Officer
                         Dallas, Texas 75252                                Pacific USA Holdings
                                                                            Corp.
----------------------------------------------------------------------------------------------------------------------------------

                     Executive Officers of Pacific Electric

----------------------------------------------------------------------------------------------------------------------------------
          Name                      Business Address                        Present Principal                    Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh              Pacific Electric Wire & Cable Co., Ltd.            Chairman                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun             Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu             Pacific Electric Wire & Cable Co., Ltd.            Executive Vice President            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               and Chief Financial Officer
                         Section 4                                          Pacific Electric Wire &
                         Taipei, Taiwan, Republic of China                  Cable Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-heng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Cheng Chao-              Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
chun                     4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun           c/o Pacific USA Holdings Corp                      Vice President                      Taiwan, ROC
                         5999 Summerside Drive, #112                        Pacific Electric Wire &
                         Dallas, Texas 75252                                Cable Co., Ltd., Executive
                                                                            Assistant: Office of the
                                                                            Chairman Pacific USA
                                                                            Holdings Corp.
----------------------------------------------------------------------------------------------------------------------------------

                     Executive Officers of Consumer

----------------------------------------------------------------------------------------------------------------------------------
          Name                      Business Address                        Present Principal                    Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley          c/o Pacific USA Holdings Corp.                     CEO                                 USA
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------
Michael K.               c/o Pacific Holdings Corp.                         Chief Financial Officer             USA
McCraw                   5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------
Cathryn L.               c/o Pacific Holdings Corp.                         Chief General Counsel               USA
Porter                   5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------




         (d) Criminal Convictions: During the last five years, none of Pacific, Pacific Electric or Consumer nor any of their respective executive officers or directors have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, none of Pacific, Pacific Electric or Consumer nor any of their respective executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. Consumer is a Nevada corporation. The citizenship of each director and executive officer of Pacific, Pacific Electric and Consumer is set forth in Item 2(c) of this Statement.

3.       Source and Amount of Funds and Other Consideration:


         Pursuant to the terms of a Conversion and Rights Agreement, dated April 25, 1997, between Pacific and Monaco (the "Conversion Agreement"), Consumer acquired 1,500,000 shares of the Class A Common Stock of Monaco (the "Shares") upon conversion of a Promissory Note of Monaco, dated October 29,1996, held by Pacific in the original principal amount of $3,000,000. The Promissory Note evidenced the loan made to Monaco by Pacific pursuant to the terms of a Loan Agreement, dated October 29, 1996. The funds for the loan were obtained from Pacific's working capital.

4.       Purpose of Transaction.

         The acquisition of the shares of Class A Common Stock of Monaco by Consumer is for investment purposes.

         None of Pacific, Pacific Electric or Consumer nor any of their respective executive officers or directors have any present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) Pacific, Pacific Electric and Consumer each have beneficial ownership of 1,500,000 shares of Monaco Class A Common Stock. The percentage of Monaco Class A Common Stock beneficially owned by each of Pacific, Pacific Electric and Consumer is 21.0%.

         (b) Each of Pacific, Pacific Electric and Consumer have no voting power with respect to the shares of Monaco Class A Common Stock beneficially owned by them and have shared dispositive power with respect to all of the shares of Monaco Class A Common Stock beneficially owned by them. See Item 6 for a discussion of proxies granted with respect to the Shares.

         (c) Except as described above, none of Pacific, Pacific Electric or Consumer nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

         (d) No person other than Pacific, Pacific Electric or Consumer is known to Pacific, Pacific Electric or Consumer to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Monaco Class A Common Stock beneficially owned by them.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, to the best knowledge of Pacific, Pacific Electric and Consumer, none of Pacific, Pacific Electric or Consumer nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

          Pursuant to the terms of the Conversion Agreement, Pacific granted (i) a proxy to vote 750,000 shares of Monaco Class A Common Stock to Morris Ginsburg, and (ii) a proxy to vote 750,000 shares of Monaco Class A Common Stock to Irwin Sandler. These proxies are irrevocable and coupled with an interest until the earlier to occur of (i) the sale of the Shares (or in the event of a partial sale of the Shares, the proxy terminates with respect to the shares sold), (ii) the occurrence of a change in control of Monaco (iii) either Morris Ginsburg or Irwin Sandler sell more than 20% of his shares of stock in Monaco or transfer the voting rights relating to more than 20% of his shares of Stock in Monaco (iv) Morris Ginsburg or Irwin Sandler are no longer officers and directors of Monaco, or (v) December 31, 1998.

7.       Material to be Filed as Exhibits.

         Exhibit A:        Conversion and Rights Agreement, dated April 25,
                           1997, between Pacific and Monaco.

         Exhibit B:        Agreement dated May 2, 1997 among Pacific, Pacific
                           Electric and Consumer.

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    May 2, 1997                    Pacific USA Holdings Corp.

                                        By:     /s/ Bill C. Bradley
                                           ------------------------------------
                                                 Bill C. Bradley
                                                 Chief Executive Officer


                                        Pacific Electric Wire & Cable Co., Ltd.

                                        By: /s/ Tung Ching-yun
                                           ------------------------------------
                                                Tung Ching-yun
                                                Vice President

                                        Consumer Finance Holdings, Inc.

                                        By: /s/ Bill C. Bradley
                                           ------------------------------------
                                                Bill C. Bradley
                                                Chief Executive Officer

                                                                    EXHIBIT A

                         CONVERSION AND RIGHTS AGREEMENT


         THIS CONVERSION AND RIGHTS AGREEMENT (the "Agreement") dated as of April 25, 1997, is made by and between Monaco Finance, Inc., a Colorado corporation (the "Company") and Pacific USA Holdings Corp., a Texas corporation ("Pacific").

                                    RECITALS

        WHEREAS, the Company and Pacific entered into a Loan Agreement (the "Loan Agreement"), dated October 29, 1996, pursuant to which Pacific made a loan to the Company (the "Loan") evidenced by that certain promissory note dated October 29, 1996 (the "Note") in the principal amount of Three Million and No/100 Dollars ($3,000,000.00); and

         WHEREAS, the outstanding principal amount of the Loan as of the Effective Date (as defined below) is Three Million and No/100 Dollars ($3,000,000.00) (the "Outstanding Principal Amount"); and

         WHEREAS, the Company and Pacific entered into a Pledge and Security Agreement dated as of October 29, 1996 whereby the Company pledged the Collateral (as defined therein) to secure the obligations of the Company under the Loan Agreement; and

         WHEREAS, the Company and Pacific desire to (i) convert the Outstanding Principal Amount of the Note into shares of Class A Common Stock of the Company,
(ii) release all of the Company's liability under the Loan Agreement and the Note, (iii) release all Collateral securing the obligations of the Company under the Loan Agreement and the Note and (iv) accomplish certain related purposes, all as set forth herein.

                                    AGREEMENT

        NOW, THEREFORE, in exchange for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

Section 1.        Definitions

        The following terms when used in this Agreement shall have the following meanings:

        "Change in Control" means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement, provided that, without limitation, such a change in control shall be deemed to have occurred if (x) any person (as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act), other than those persons in control of the Company on the date hereof, shall acquire the power, directly or indirectly, to direct the management or policies of the Company or shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of 25% or more of the combined voting power of the Company's then outstanding securities, or (y) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of the Company shall cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by the Company's shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

        "Commission" means the Securities and Exchange Commission.

        "Exchange Act" means the Securities and Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended.

        "Excluded Transaction" shall have the meaning set forth in the Letter Agreement.

        "Fiduciary Out Transaction" shall have the meaning set forth in the Letter Agreement.

        "IBL" shall have the meaning set forth in the Letter Agreement.

        "Letter Agreement" means the agreement dated April 11, 1997 among the Company, SPG, LLC, The Stone Pine Companies, Greenwich Capital Markets, Inc., Morris Ginsburg and Irwin L. Sandler, a copy of which is attached hereto as Exhibit "A".

        "Registrable Securities" means (i) the Conversion Shares and (ii) any capital stock of the Company issued as a dividend or other distribution with respect thereto, or in exchange for or in replacement of, the Conversion Shares.

        "Securities Act" means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as amended.

Section 2.        Conversion

        (a) The parties hereby agree that as of the Effective Date, the Outstanding Principal Amount of the Loan shall be converted into Class A Common Stock of the Company, par value $.01 per share ("Common Stock"). The number of shares of Common Stock to be delivered to Pacific by the Company upon such conversion ("Conversion Shares") shall be determined by dividing the Outstanding Principal Amount of the Loan by the Conversion Price.

        (b) The Conversion Price shall be equal to the greater of (i) the Closing Price of the Common Stock on the Nasdaq National Market System ("NASDAQ") on the business day immediately preceding the Effective Date ($1.91) and (ii) the per share book value ($1.96) of the Common Stock based on the Company's unaudited financial statements for the quarter ended March 31, 1997; provided that, in no event shall the Conversion Price be less than $2.00 per share.

The Closing Price on the Effective Date shall be the last reported sales price regular way or, in case no such reported sales take place on the Effective Date, the average of the reported closing bid and asked prices regular way, in either case on NASDAQ.

        (c) The Company hereby agrees to deliver, on the Effective Date, the Conversion Shares to Pacific per its instructions. At Pacific's request, the Company shall register the Conversion Shares in the name of a wholly owned subsidiary. In such event, the term "Pacific" shall include such wholly owned subsidiary.

         (d) If within twelve (12) months after the funding of the IBL, the Company consummates an Excluded Transaction or Fiduciary Out Transaction, on the closing date of such transaction, the Market Value of the Conversion Shares shall be determined by multiplying the number of the Conversion Shares times the price of the last trade of the Common Stock on the NASDAQ on such date ("Determination Date"). If, on the Determination Date, the Market Value of the Conversion Shares is less than $3,000,000 ("Shortfall"), the Company shall pay Pacific an amount equal to the Shortfall on the Determination Date. The gross proceeds of the sale of any portion of the Conversion Shares sold prior to the Determination Date shall be added to the Market Value of the Conversion Shares prior to calculating whether or not there is a Shortfall.

Section 3.        Request for Registration

                  (a) Pacific (so long as it or any of its affiliates own at least 25% of the Registrable Securities) may request in a written notice that the Company file a registration statement under the Securities Act covering the registration of all or part of the Registrable Securities. Following receipt of any notice under this Section 3(a) the Company shall use its best efforts to cause to be registered under the Securities Act all Registrable Securities that Pacific has requested be registered in accordance with the manner of disposition specified in such notice by Pacific.

                  (b) If Pacific intends to have the Registrable Securities distributed by means of an underwritten offering, then Pacific shall enter into an underwriting agreement in customary form with the underwriter or underwriters. An underwriter or underwriters shall be selected by Pacific and shall be approved by the Company, which approval shall not be unreasonably withheld; provided (i) that all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of Pacific, (ii) that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of Pacific, and (iii) that Pacific shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties to or agreements regarding Pacific, the Registrable Securities and Pacific's intended method of distribution and any other representations required by law or reasonably required by the underwriter.

                  (c) The Company shall not be obligated to effect more than two registrations pursuant to this Section 3; provided that a registration requested pursuant to this Section 3 shall not be deemed to have been effected for purposes of this Section 3 unless (i) it has been declared effective by the Commission, (ii) it has remained effective for the period set forth in Section 6(a), (iii) the offering of Registrable Securities pursuant to such registration is not subject to any stop order, injunction or other order of requirement of the Commission (other than any such stop order, injunction, or other requirement of the Commission prompted by any act or omission of Pacific).

                  (d) If the Board of Directors of the Company, in its good faith judgment, determines that any registration of Registrable Securities should not be made or continued due to a valid need not to disclose confidential information or because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other material transaction involving the Company (collectively, a "Valid Business Reason"), the Company may postpone filing a registration statement relating to a request for registration under this Section 3 until such Valid Business Reason no longer exists, but in no event for more than three months from the date of the notice referred to below, and, in case any such registration statement has been filed the Company may cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement; and the Company shall give written notice (a "Delay Notice") of its determination to postpone or withdraw a registration statement and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof. Upon the request of Pacific, the Company will disclose to Pacific the nature of such Valid Business Reason in reasonable detail; provided that Pacific executes a confidentiality agreement reasonably satisfactory to the Company; provided further that any such confidentiality agreement shall terminate upon the earlier of the public disclosure of such Valid Business Reason or three months from the date of such Delay Notice. Notwithstanding the foregoing provisions of this subparagraph (d), no registration statement filed and subsequently withdrawn by reason of any existing or anticipated Valid Business Reason as hereinabove provided shall count as one of the two registration statements referred to in the limitation in Section 3(c) and the Company shall be entitled to serve only one Delay Notice (i) within any period of 180 consecutive days, or (ii) with respect to any three consecutive registrations requested pursuant to this Section 3 or Section 5.

                  (e) In the event that Pacific shall determine for any reason not to proceed with a registration at any time before the registration statement has been declared effective by the SEC, and (i) Pacific requests the Company to withdraw such registration statement, if theretofore filed with the SEC, with respect to the Registrable Securities covered thereby, or if the offering is not consummated for any reason and (ii) Pacific agrees to bear its expenses incurred in connection therewith and to reimburse the Company for the expenses incurred by it attributable to the registration of such Registrable Securities, then Pacific shall not be deemed to have exercised its right to require the Company to register Registrable Securities pursuant to this Section 3.

                  (f) Without the written consent of Pacific, neither the Company nor any other holder of securities of the Company may include securities in a registration pursuant to this Section 3 if in the good faith judgment of the managing underwriter of such public offering the inclusion of such securities would interfere with the successful marketing of the Registrable Securities or require the exclusion of any portion of the Registrable Securities to be registered.

Section 4. Incidental Registration. Each time the Company shall determine to proceed with the actual preparation and filing of a registration statement under the Securities Act on any form (other than Form S-4 or Form S-8) that would permit the inclusion of the Registrable Securities in connection with the proposed offer and sale for money of any of its securities by it or any of its security holders, the Company will give written notice of its determination to Pacific. Upon the written request of Pacific given within 30 days after receipt of any such notice from the Company, the Company will, except as herein provided, cause all such shares of Registrable Securities for which Pacific has so requested registration, to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by Pacific of the Registrable Securities to be so registered; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any such registration initiated by it. If any registration pursuant to this Section 4 shall be underwritten in whole or in part, the Company may require that the Registrable Securities requested for inclusion pursuant to this Section be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. If, in the written opinion of the managing underwriter, the total amount of securities to be so registered, including the Registrable Securities, will exceed the maximum amount of the Company's securities that can be marketed (a) at a price reasonably related to the then current market value of such securities, or (b) without otherwise materially and adversely affecting the entire offering, then the Company shall include in such registration (i) first, all the securities the Company proposes to sell for its own account or is required to register on behalf of any third party exercising rights similar to those granted in Section 3(a) and without having the adverse effect referred to above, and (ii) second, to the extent that the number of securities which the Company proposes to sell for its own account pursuant to this Section 4 or is required to registered on behalf of any third party exercising rights similar to those granted in Section 3(a) is less than the number of equity securities which the Company has been advised can be sold in such offering without having the adverse effect referred to above, all Registrable Securities requested to be included in such registration by Pacific pursuant to this Section 4; provided that if the number of Registrable Securities requested to be included in such registration by Pacific pursuant to this Section 4, together with the number of securities to be included in such registration pursuant to clause (i) of this Section 4, exceeds the number which the Company has been advised can be sold in such offering without having the adverse effect referred to above, the number of such Registrable Securities requested to be included in such registration by Pacific shall be limited to such extent.

Section 5. Registration on Form S-3. If at any time (a) Pacific requests in writing that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the Registrable Securities held by Pacific, the reasonably anticipated aggregate price to the public of which would exceed $1,000,000, and (b) the Company is a registrant entitled to use Form S-3 or any successor thereto, then the Company shall use its best efforts to register as soon as practicable under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such request, the Registrable Securities specified in such request. Whenever the Company is required by this Section 5 to use its best efforts to effect the registration of Registrable Securities, each of the limitations, procedures and requirements of Section 3(b) and (d) shall apply to such registration; provided, however, that there shall be no limitation on the number of registrations on From S-3 that may be requested and obtained under this Section 5. The Company will use its best efforts to qualify and maintain its qualification as a registrant entitled to use Form S-3 or any successor thereto.

Section 6. Obligations of the Company. Whenever required under Section 3 or
Section 5 to use its best efforts to effect the registration of any Registrable Securities, the Company shall, as expeditiously as possible:

         (a) prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter;

         (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, and furnish to Pacific copies of any such amendments and supplements prior to their being used or filed with the Commission;

         (c) furnish to Pacific such numbers of copies of the registration statements and the prospectus included therein (including each preliminary prospectus and any amendments or supplements thereto in conformity with the requirements of the Securities Act) and such other documents and information as Pacific may reasonably request and make available for inspection by the parties referred to in Section 6(d) below such financial and other information and books and records of the Company, and cause the officers, directors, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary, in the judgment of the respective counsel referred to in such Section, to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act;

         (d) provide (i) Pacific, (ii) the underwriters (which term, for purposes of this Agreement, shall include a person deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act), if any, thereof,
(iii) the sales or placement agent, if any, therefor, (iv) counsel for such underwriters or agent, and (v) not more than one counsel for Pacific the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment or supplement thereto;

         (e) use its best efforts to register or qualify the Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as shall be reasonably appropriate for the distribution of the Registrable Securities covered by the registration statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to do so; and provided further, that the Company shall not be required to qualify such Registrable Securities in any jurisdiction in which the securities regulatory authority requires that Pacific submit its Registrable Securities to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registrable Securities in such jurisdiction unless Pacific agrees to do so;

         (f) promptly notify Pacific, the sales or placement agent, if any, and the managing underwriter or underwriters, if any, and confirm such advice in writing (i) when such registration statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (ii) of any comments by the Commission or by any Blue Sky securities commissioner or regulator of any state with respect thereto or any request by the Commission for amendments or supplements to such registration statement or prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation or threatening of any proceedings for the purpose, (iv) if at any time the representations and warranties of the Company contained in any underwriting agreement or other customary agreement cease to be true and correct in all material respects, or (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for the sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

         (g) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement or any post-effective amendment thereto at the earliest practicable date;

         (h) promptly notify Pacific at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make, in light of the circumstances under which they were made, the statements therein not misleading, and at the request of Pacific promptly prepare and furnish to Pacific a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make, in light of the circumstances under which they were made, the statements therein not misleading;

         (i) furnish, at the request of Pacific, if the method of distribution is by means of an underwriting on the date that the Registrable Securities are delivered to the underwriters for sale pursuant to such registration or if such Registrable Securities are not being sold through underwriters, on the date that the registration statement with respect to such Registrable Securities becomes effective, (1) a signed opinion, dated such date, of the independent legal counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and if such Registrable Securities are not being sold through underwriters, then to Pacific as to such matters as such underwriters or Pacific, as the case may be, may reasonably request and as would be customary in such a transaction; and (2) letters dated such date and the date the offering is priced from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Securities are not being sold through underwriters, then to Pacific, and if such accountants refuse to deliver such letters to Pacific, then to the Company (i) stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (ii) covering such other financial matters (including information as to the period ending not more than five (5) business days prior to the date of such letters) with respect to the registration in respect of which such letter is being given as such underwriters or Pacific, as the case may be, may reasonably request and as would be customary in such a transaction;

         (j) enter into customary agreements (including if the method of distribution is by means of an underwriting, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities to be so included in the registration statement;

         (k) use its best efforts to obtain the consent or approval of each governmental agency or authority, whether federal, state or local, which may be required to effect registration or the offering or sale in connection therewith or to enable Pacific to offer, or to consummate the disposition of, their Registrable Securities;

         (l) use its best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed.

For purposes of Sections 6(a) and 6(b), and with respect to (i) registration required pursuant to Section 3, (A) the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it and (B) the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and six (6) months after the effective date thereof, and (ii) registrations required pursuant to Section 5, the period of distribution of Registrable Securities in any registration (firm commitment underwritten or otherwise) shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and three (3) months after the effective date thereof.

         Pacific agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in clause (h) of this Section 6, Pacific will forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until Pacific's receipt of the copies of the supplemented or amended prospectus contemplated by clause (h) of this Section 6, and, if so directed by the Company, Pacific will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in Pacific's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice; provided, however, that any period of time during which Pacific must discontinue disposition of the Registrable Securities shall not be included in the determination of a period of distribution for purposes of Sections 6(a) and 6(b).

Section 7. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement, that Pacific shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company shall reasonably request and as shall be required in connection with the action to be taken by the Company.

Section 8. Expenses of Registration. All expenses incurred in connection with the first registration effected pursuant to Section 3, and each registration pursuant to Section 4 and Section 5 of this Agreement, excluding underwriter's discounts and commissions, but including without limitation all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expense of any special audits or "cold comfort" letters required by or incident to such performance and compliance), fees of the National Association of Securities Dealers, Inc. (the "NASD") or listing fees, messenger and deliver expenses, all fees and expenses of complying with state securities or blue sky laws, and fees and disbursements of counsel for the Company and Pacific, shall be paid by the Company; provided, however, that if a registration request pursuant to Section 3 of this Agreement is subsequently withdrawn at the request of Pacific, Pacific shall bear such expenses; and provided further, that if a registration request pursuant to Section 5 of this Agreement is subsequently withdrawn at the request of Pacific, the Company shall not be required to pay any expenses of such registration proceeding, and Pacific shall bear such expenses. Pacific shall bear and pay the underwriting commissions and discounts applicable to securities offered for their account in connection with any registration, filings, and qualifications made pursuant to this Agreement. In addition, Pacific shall pay all expenses incurred in connection with the second registration effected pursuant to Section 3.

Section 9. Underwriting Requirements. In connection with any underwritten offering, the Company shall not be required under Section 4 to include Registrable Securities in such underwritten offering, unless Pacific accepts the terms of the underwriting of such offering that have been reasonably agreed upon between the Company and the underwriters selected by the Company.

Section 10. Rule 144 and Rule 144A Information. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, at all times, the Company agrees to:

                  (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                  (ii) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (iii) furnish to Pacific forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company as Pacific may reasonably request in availing itself of any rule or regulation of the Commission allowing Pacific to sell any Registrable Security without registration.

Notwithstanding anything contained in this Section 10, the Company may cease to file reports with the Commission under Section 12 of the Exchange Act if it then is permitted to do so pursuant to the Exchange Act and the rules and regulations thereunder.

Section 11. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

         (a) The Company shall indemnify and hold harmless Pacific, its directors and officers, each person who participates in the offering of such Registrable Securities, including underwriters (as defined in the Securities
Act), and each person, if any, who controls Pacific or participating person within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based on any untrue or alleged untrue statement of a material fact contained in such registration statement, preliminary prospectus, final prospectus or amendments or supplements thereto or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the indemnity agreement contained in this Section 11(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld); provided, further, that the Company shall not be liable to Pacific, its directors and officers, participating person or controlling person in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in connection with such registration statement, preliminary prospectus, final prospectus or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by Pacific, its directors and officers, participating person or controlling person; and provided, further, that the Company will not be liable to Pacific, its directors and officers, participating person or controlling person in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any registration statement or preliminary prospectus that is corrected in the final registration statement and prospectus (or any amendment or supplement thereto) if the person asserting any such loss, claim, damage, liability or action purchased Registrable Securities but was not sent or given a copy of the final prospectus (as amended or supplemented) at or prior to the written confirmation of the sale of such Registrable Securities to such person in any case where such delivery of the final registration statement and prospectus (as amended or supplemented) is required by the Securities Act and such final prospectus (as amended or supplemented) was previously delivered in a timely manner to Pacific by the Company. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Pacific, its directors and officers, participating person or controlling person, and shall survive the transfer of such securities by Pacific.

         (b) Pacific shall indemnify and hold harmless the Company, each of its directors and officers, each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each agent and any underwriter for the Company (within the meaning of the Securities Act) to the same extent as the foregoing indemnity from the Company to Pacific but only with reference to written information relating to Pacific furnished to the Company expressly for use in connection with such registration; provided, however, that the indemnity agreement contained in this
Section 11(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Pacific (which consent shall not be unreasonably withheld); and provided further, that the liability of Pacific hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense that is equal to the proportion that the net proceeds from the sale of the shares sold by Pacific under such registration statement bears to the total net proceeds from the sale of all securities sold thereunder, but not in any event to exceed the net proceeds actually received by Pacific from the sale of Registrable Securities by such registration statement.

         (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the name parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by Pacific, in the case of parties indemnified pursuant to the second preceding paragraph, and by the Company in the case of the parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reasons of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

         (d) If the indemnification provided for in the first or second paragraph of this Section 11 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of material or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages or liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

         The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 11(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 11, Pacific shall not be required to contribute any amount in excess of the amount of net proceeds received by Pacific from the sale of Registrable Securities covered by such registration statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any right or remedies that may otherwise be available to any indemnified party at law or in equity.

Section 12.       Transfer of Registration Rights.

         The registration rights of Pacific under this Agreement may be transferred to (a) any transferee of such Registrable Securities who acquires all Registrable Securities of Pacific or (b) any affiliate of Pacific.

 Section 13.      Grant of Proxy

        As a condition precedent to the conversion pursuant to Section 2 hereof, Pacific hereby grants (i) a proxy to vote 50% of all shares of Conversion Shares delivered pursuant to Section 2 hereof to Morris Ginsburg and (ii) a proxy to vote 50% of all shares of Conversion Shares delivered pursuant to Section 2 hereof to Irwin Sandler. Such proxies shall be irrevocable and shall be deemed to be coupled with an interest, until (and a termination shall automatically occur) on the earlier to occur of the following events: (a) Pacific sells any or all of the related Conversion Shares (in the event of a partial sale, the proxy shall terminate only as to the shares sold), (b) there is a Change in Control of the Company, (c) either Morris Ginsburg or Irwin Sandler sell more than 20% of his shares of stock in the Company or transfer the voting rights relating to more than 20% of his shares of stock in the Company, (d) Morris Ginsburg or Irwin Sandler are no longer officers and directors of the Company, or (e) December 31, 1998. Upon any sale by Pacific of part of the Conversion Shares, each proxy will terminate on a prorata basis.

Section 14.    Discharge and Release of Rights to Collateral

         Pacific hereby acknowledges that the conversion of the Outstanding Principal Amount pursuant to Section 2 discharges any and all debts, liabilities and obligations owing by the Company to Pacific pursuant to the Note, the Loan Agreement, the Pledge and Security Agreement, and the Triparty Agreement among the Company, Pacific and Norwest, except for interest accrued and unpaid on the Note through the Effective Date. In connection therewith, Pacific agrees to deliver the Note to the Company for cancellation, and Monaco agrees to pay or cause to be paid, simultaneously with such delivery, all such accrued and unpaid interest.

        Pacific hereby releases and extinguishes all of its right,. title and interest. including security interests, proxies, stock powers, liens, pledges, financing statements, encumbrances, mortgages, claims and guarantees with respect in and to the Collateral and all proceeds of the Collateral (including, but not by way of limitation, all cash proceeds, accounts, accounts receivable, notes, drafts, acceptances, chattel paper, checks, deposit accounts, insurance proceeds, condemnation awards, rights to payment of any and every kind, and every other forms of obligations and receivables which at any time constitute all or part or are included in the proceeds of any of the foregoing).

        Pacific hereby agrees to (a) deliver to the Company the stock of MF Receivables Corp. I, (b) notify Norwest that the Norwest Agreement is terminated and that all future instructions regarding any amounts payable pursuant to the Norwest Agreement shall be provided by the Company and (c) execute and deliver to the Company any additional instruments or documents reasonably necessary to effectuate the release and extinguishment set forth above.

Section 15.       Representations and Warranties of the Company

        (a) Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the law of the State of Colorado and each other State where the nature of its business requires it to qualify, except to the extent that the failure to so qualify would not in the aggregate materially adversely affect the ability of the Company to perform its obligations hereunder.

         (b) Authorization. The Company has the power, authority and legal right to execute, deliver and perform under the terms of this Agreement and the execution, delivery and performance of this Agreement has been duly authorized by the Company by all necessary corporate and shareholder action.

         (c) Binding Obligation. This Agreement, assuming due authorization, execution and delivery by Pacific, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except that (A) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws (whether statutory, regulatory or decisional) now or hereafter in effect relating to creditors' rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, whether a proceeding at law or in equity.

         (d) No Violation. The consummation of the transactions contemplated by the fulfillment of the terms of this Agreement will not conflict with, result in any breach of any of the terms and provisions of or constitute (with or without notice, lapse of time or both) a default under the organizational documents or bylaws of the Company, or any indenture, agreement, mortgage, deed of trust or other instrument to which the Company is a party or by which it is bound, or in the creation or imposition of any lien upon any of its properties pursuant to the terms of such indenture, agreement, mortgage, deed of trust or other such instrument, or violate any law, or any order, rule or regulation applicable to the Company of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Company or any of its properties.

         (e) Approvals. All approvals, authorizations, consents, orders or other actions of any person, or of any court, governmental agency or body or official, required in connection with the execution and delivery of this Agreement have been or will be taken or obtained on or prior to the Effective Date.

         (f) Conversion Shares. All of the Conversion Shares have been duly authorized, and upon delivery thereof to Pacific in accordance with Section 2 hereof, shall be validly issued, fully paid and non-assessable, free and clear of all pledges, liens, encumbrances and restrictions (other than as set forth in this Agreement).

         (g) Capital Stock. At the Effective Date, the authorized capital stock of the Company consists of 17,750,000 shares of Class A Common Stock, of which 5,640,379 shares are issued and outstanding, 2,250,000 shares of Class B Common Stock, of which 1,311,715 shares are issued and outstanding, and 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.

         (h) Securities Laws. Under the circumstances contemplated by this Agreement and assuming the accuracy of the representations of Pacific in Section 16 of this Agreement, the offer, issuance, sale and delivery of the Conversion Shares will not, under current laws and regulations, require compliance with the prospectus delivery or registration requirements of the Securities Act.

         (i) SEC Filings. The Company has made all filings that it is required to make with the Commission under the Securities Act and the Exchange Act (the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 16.       Representations and Warranties of Pacific.

         (a) Organization and Good Standing. Pacific is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and each other State where the nature of its business requires it to qualify, except to the extent that the failure to so qualify would not in the aggregate materially adversely affect the ability of Pacific to perform its obligations hereunder.

         (b) Authorization. Pacific has the power, authority and legal right to execute, deliver and perform under the terms of this Agreement and the execution, delivery and performance of this Agreement has been duly authorized by Pacific by all necessary corporate action.

        (c) Binding Obligation. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Pacific, enforceable against Pacific in accordance with its terms except that (A) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws (whether statutory, regulatory or decisional) now or hereafter in effect relating to creditors' rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, whether a proceeding at law or in equity.

        (d) No Violation. The consummation of the transactions contemplated by the fulfillment of the terms of this Agreement will not conflict with, result in any breach of any of the terms and provisions of or constitute (with or without notice, lapse of time or both) a default under the organizational documents or bylaws of Pacific, or any indenture, agreement, mortgage, deed of trust or other instrument to which Pacific is a party or by which it is bound, or in the creation or imposition of any lien upon any of its properties pursuant to the terms of such indenture, agreement, mortgage, deed of trust or other such instrument, or violate any law, or any order, rule or regulation applicable to Pacific of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over Pacific or any of its properties.

        (e) Approvals. All approvals, authorizations, consents, orders or other actions of any person, or of any court, governmental agency or body or official, required in connection with the execution and delivery of this Agreement have been or will be taken or obtained on or prior to the Effective Date.

        (f) Sole Owner. Pacific is the sole owner of the Note and has not sold, assigned or otherwise conveyed any interest in the Note to any Person or entity.

        (g) Private Placement. Except as contemplated by this Agreement, Pacific will acquire the Conversion Shares for investment, and not for the interest of any other person, not for resale to any other person and not with a view to or in connection with any sale or distribution.

Section 17. Opinion of the Company's Counsel. On or before the Effective Date, the Company shall have delivered to Pacific an opinion, satisfactory to Pacific, of Brownstein Hyatt Farber & Strickland, P.C., counsel for the Company, dated the Effective Date, substantially to the effect that:

        (a) The Company is a corporation duly organized and validly existing in good standing under the laws of the state of its incorporation and has the corporate power and authority to own and hold the properties owned and leased by it and to carry on the business in which it is engaged. The Company has the corporate power and authority to enter into this Agreement, to issue and sell the Conversion Shares and to carry out the provisions of this Agreement.

        (b) The Agreement has been duly authorized, executed and delivered by the Company, is the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, subject, as to the enforcement of remedies, to (i) limitations under applicable, bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies and (ii) limitations as rights of indemnification or contribution may be limited by principles of public policy.

        (c) The Conversion Shares have been duly authorized, validly issued and delivered by the Company. The Conversion Shares are fully paid and nonassessable, and are entitled to the rights, preferences and provisions of the Company's Articles of Incorporation and the benefits of the provisions of this Agreement applicable thereto. The certificates evidencing the Conversion Shares are in valid and sufficient form.

        (d) All corporate proceedings required by law or by the provisions of this Agreement to be taken by the Board of Directors and shareholders of the Company on or prior to such Effective Date in connection with the execution and delivery of this Agreement, the offer, issuance and sale of the Conversion Shares and the consummation of the transactions contemplated by this Agreement, have been duly and validly taken.

        (e) Assuming the accuracy of the representations made by Pacific in
Section 16 of this Agreement, the Company has obtained the approval or consent of all governmental agencies or bodies required pursuant to the laws of the State of Colorado or federal laws of the United States for the legal and valid execution and delivery of this Agreement and the legal and valid offer, issuance and sale of the Conversion Shares and for the performance of the obligations of the Company under all provisions of this Agreement. The Company is not in violation of any term, provision or condition of its Articles of Incorporation or bylaws. Assuming the accuracy of the representations made by Pacific in
Section 16 of this Agreement, the execution, delivery and performance of this Agreement, the offer, issuance and sale of the Conversion Shares and the consummation of the transactions contemplated by this Agreement will not result in any breach or violation of the terms or provisions of, or constitute a default under, the Articles of Incorporation or the bylaws of the Company, any laws of the State of Colorado or the federal laws of the United States affecting the Company or its business or any agreement known to such counsel to which the Company is a party with any of its shareholders.

        (f) Assuming the accuracy of the representations made by Pacific in
Section 16 of this Agreement, the offer, sale, issuance and delivery of the Conversion Shares to Pacific under the circumstances contemplated by this Agreement are exempt from the registration and prospectus delivery requirements of the Securities Act and applicable securities laws of the State of Colorado.

Section 18.      Effective Date.

         This Agreement shall become effective as of the date first above written (the "Effective Date") provided each of the parties hereto shall have executed this Agreement or a counterpart hereof.

Section 19. Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be personally delivered, transmitted via facsimile or overnight courier service or mailed first-class postage prepaid, registered or certified mail,

         (a)      if to Pacific:

                  Pacific USA Holdings Corp.
                  5999 Summerside Drive, Suite 112
                  Dallas, Texas 75252
                  Attn: Bill C. Bradley, Chief Executive Officer
                  Facsimile No.  (972) 248-5023

                  With a Copy to:

                  Pacific USA Holdings Corp.
                  3200 Southwest Freeway, Suite 1220
                  Houston, Texas 77027
                  Attn: Cathryn L. Porter, Chief General Counsel
                  Facsimile No. (713) 871-0155

        (b)       if to Company:

                  Monaco Finance, Inc.
                  370 Seventeenth Street, Suite 5060
                  Denver, Colorado 80202
                  Attn: Irwin L. Sandler, Executive Vice President Facsimile No. (303) 405-6496

and such notices and other communications shall for all purposes of this Agreement be treated as being effective or having been given on the date when personally delivered or when transmitted by facsimile (if confirmation of facsimile receipt has been given), on the date after being deposited with an overnight courier service, or, if sent by mail, four days after deposit in the United States mail, postage prepaid. Any party may change its address for notice by notifying the other party pursuant to the above notice provisions.

Section 20.      Miscellaneous.

         (a) Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which together will constitute one and the same instrument.

        (b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the application of choice of law principles, except to the extent that such laws are superseded by federal law.

        (c) Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

        (d) Amendments; No Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Pacific and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        (e) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

        (f) Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

         IN WITNESS WHEREOF, this CONVERSION AND RIGHTS AGREEMENT has been signed and delivered by the parties as of the date first above written.


                                               MONACO FINANCE, INC.,
                                               a Colorado corporation


                                      By:   /s/ Irwin L. Sandler
                                            ----------------------------------
                                      Name:     Irwin L. Sandler
                                            -----------------------------------
                                      Title:    Executive Vice President
                                            ----------------------------------

                                               PACIFIC USA HOLDINGS CORP.,
                                               a Texas corporation


                                       By:  /s/ Bill C. Bradley
                                            ----------------------------------
                                       Name:    Bill C. Bradley
                                            ----------------------------------
                                       Title:   Chief Executive Officer
                                            ----------------------------------